Exhibit 1

TRANSACTIONS IN SECURITIES OF THE ISSUER

The following table sets forth all transactions with respect to shares of Common Stock effected since the date of the previous filing to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 11, 2025. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.
Reporting Person: ValueAct Master Fund

Date of Transaction	Buy/Sell	Shares Bought (Sold)	Price Per Share
07/07/2025	Buy	776,000	$13.56
07/08/2025	Buy	1,425,000	$13.83
07/09/2025	Buy	725,000	$13.94
07/11/2025	Buy	51,828	$13.46